September 24, 2024

Bruce Lucas
Chief Executive Officer
Slide Insurance Holdings, Inc.
4221 W. Boy Scout Blvd.
Tampa, FL 33607

        Re: Slide Insurance Holdings, Inc.
            Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 4, 2024
            CIK No. 0001886428
Dear Bruce Lucas:

     We have reviewed your amended draft registration statement and have the following comment.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 22, 2024, letter.

General

1.     We note your response to prior comment 2 that you are    under contract
  to acquire
       Pawtucket Insurance Company from a subsidiary of Heritage Insurance Holdings, Inc. We
       also note a PR Newswire article,    Heritage Announces Strategic
InsurTech Partnership
       with Slide,    dated November 26, 2021, which discusses what appears to
be a similar
       transaction, including a 6% ownership as well as transfers of Pawtucket and various licenses and software. With a view towards clarifying disclosure in the registration statement regarding the intended transaction and the company's plans to grow geographically in the Atlantic coastal specialty markets, please explain to us the terms of the contract, as referenced.
 September 24, 2024
Page 2

       Please contact Katharine Garrett at 202-551-2332 or Lory Empie at 202-551-3714 if you
have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or James Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:   Richard D. Truesdell, Jr., Esq.